July __, 2002
To:      Tower Semiconductor Ltd.
         P.O. Box 619
         Migdal Haemek 23105
         Israel
         Attention: Co-Chief Executive Officer

cc:      Yigal Arnon & Co.
         One Azrieli Center
         Tel-Aviv 67021
         Israel
         Attention: David H. Schapiro, Adv.

                      RE: PARTICIPATION IN RIGHTS OFFERING

Dear Sirs,

     Following our discussions with you, we, the undersigned, wish to congratulate you upon your agreement with Ontario Teachers Pension Plan Board ("OTPP"; the "OTPP Agreement"), which was signed on July 24, 2002, and is intended to facilitate your satisfaction of your immediate financing requirements under the Fab 2 credit facility with your banks.

     It is our understanding that the main terms of the OTPP Agreement are as follows:

     o OTPP will make a $15 million private placement in Tower in consideration for ordinary shares to be issued at a purchase price of $5.60 per share and 45% warrant coverage exercisable into additional ordinary shares at an exercise price of $7.50 per share.

     o After the closing of the OTTP Agreement, all of the securities issued to OTTP will be registered for resale on the Form F-3 registration statement. These securities will be subject to a nine month lock-up period.

     As we understand that the terms of the Rights Offering are substantially the same as the OTPP Agreement as set forth in the final draft of the prospectus relating to the Rights Offering (the "Prospectus") to be approved by Tower's Board of Directors, we hereby agree, severally and not jointly, to exercise our rights from the Rights Offering such that we will purchase securities equivalent to the following amounts:

     o    Israel Corporation Ltd.            - $9.2 million

     o    SanDisk Corporation                - $4.0 million

     o    Alliance Semiconductor Corporation - $4.0 million

     o    Macronix International Co., Ltd.   - $3.3 million - 4.0 million

     We further agree to your disclosure in the Prospectus of the quantity of rights we will exercise from the Rights Offering.


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SANDISK CORPORATION             ALLIANCE SEMICONDUCTOR CORPORATION

By: ___________________         By: ___________________
Title: ________________         Title: ________________
Date: _________________         Date: _________________

MACRONIX (BVI) CO., LTD.        ISRAEL CORPORATION TECHNOLOGIES (ICTECH) LTD.

By: ___________________         By: ___________________
Title: ________________         Title: ________________
Date: _________________         Date: _________________


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